SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*



                            Wacoal Corporation

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                930004910

                              (CUSIP Number)

                              July 22, 2002

         (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 930004910                                                Page 1 of 5
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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  8,431,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  8,431,000
   PERSON
   WITH:

              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,431,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%


 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC









CUSIP: 930004910                                                Page 2 of 5
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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No.

Item 1(a)   Name of issuer:
       Wacoal Corporation

Item 1(b)   Address of issuer's principal executive offices:
       29, Nakajima-cho
       Kisshoin, Minami-ku
       Kyoto, Japan

Item 2(a)   Name of person(s) filing:
       Capital Group International, Inc.

Item 2(b)   Address or principal business office or, if none,
       residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of class of securities:
       Common Stock

Item 2(e)   CUSIP No.:
       930004910

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
       N/A

Item 4   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See page 2

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:










CUSIP: 930004910                                                Page 3 of 5
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       of a group of investment management companies that hold
       investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in
       Section 3(a)6 of the Securities Exchange Act of 1934 (the
       "Act") and several investment advisers registered under Section
       203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1.
          Capital Guardian Trust Company (CGTC)

       2.
          Capital International Limited (CIL)

       3.
          Capital International S.A. (CISA)

       4.
          Capital International Research and Management, Inc. dba
          Capital International, Inc. (CII)

Item 8   Identification and Classification of Members of the Group:
       N/A

Item 9   Notice of Dissolution of Group:  N/A

Item 10   Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











CUSIP: 930004910                                                Page 4 of 5

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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          August 28, 2002


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Chairman

                       Capital Group International, Inc.




        *By    /s/ Michael J. Downer

               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc




































CUSIP: 930004910                                                Page 5 of 5

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